UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

Pyschiatric Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74439H 10 8

(CUSIP Number)

C. Sage Givens
Acacia Venture Partners
101 California Street, Suite 3160
San Francisco, California 94111
(415) 433-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Daniel P. Finkelman, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, MA 02110
(617) 248-7000

December 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Psychiatric Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 113 Seaboard Lane, Suite C-100, Franklin, TN 37067.

Item 2.	Identity and Background

Acacia Venture Partners, L.P. (“AVP”); South Pointe Venture Partners, L.P. (“South Pointe”); Acacia Management, L.P. (“AMLP”), which is the sole general partner of AVP; and C. Sage Givens (“Givens”) and David S. Heer (“Heer”).  Givens and Heer are individual general partners of AMLP and South Pointe.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons”.The address of the principal business office of the Reporting Persons is 101 California Street, Suite 3160, San Francisco, CA 94111.

Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction
Not Applicable.
Item 5.	Interest in Securities of the Issuer
The Reporting Persons have ceased to own beneficially more than 5% of the outstanding Common Stock of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable
Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Agreement regarding filing of joint Schedule 13D.
All other items reported on the Schedule 13D dated as of January 28, 2003 and filed on behalf of the Reporting Persons with respect to the Common Stock of the Issuer remain unchanged.

Page 2 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 11, 2004

ACACIA VENTURE PARTNERS, L.P.

By:	ACACIA MANAGEMENT, L.P.

	By:	/s/ C. Sage Givens
C. Sage Givens
General Partner

ACACIA MANAGEMENT, L.P.

By:	/s/ C. Sage Givens
C. Sage Givens
General Partner

SOUTH POINTE VENTURE PARTNERS, L.P.

By:	/s/ C. Sage Givens
C. Sage Givens
General Partner

/s/ C. Sage Givens
C. Sage Givens

/s/ David S. Heer
David S. Heer

Page 3 of 4 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Psychiatric Solutions, Inc.

EXECUTED this 11th day of February, 2004.

ACACIA VENTURE PARTNERS, L.P.

By:	ACACIA MANAGEMENT, L.P.

	By:	/s/ C. Sage Givens
C. Sage Givens
General Partner

ACACIA MANAGEMENT, L.P.

By:	/s/ C. Sage Givens
C. Sage Givens
General Partner

SOUTH POINTE VENTURE PARTNERS, L.P.

By:	/s/ C. Sage Givens
C. Sage Givens
General Partner

/s/ C. Sage Givens
C. Sage Givens

/s/ David S. Heer
David S. Heer

Page 4 of 4 Pages